David T. Zhang Direct Dial: (852) 2912-2503 david.zhang@lw.com LATHAM & WATKINS LLP International Law Firm November 20, 2007 CONFIDENTIAL VIA HAND DELIVERY	41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852.2522.7886 Fax: +852.2522.7006 www.lw.com FIRM / AFFILIATE OFFICES
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File No. 043713-0001

Mr. H. Roger Schwall, Assistant Director
Ms. Donna Levy
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	WSP Holdings Limited Responses to the Staff’s Comments on November 16, 2007

Dear Mr. Schwall and Ms. Levy:

On behalf of our client, WSP Holdings Limited (the ‘‘Company’’or ‘‘WSP Holdings’’), we hereby enclose 10 copies of the Company’s Amendment No. 1 (‘‘Amendment No. 1’’) to the Company’s Registration Statement on Form F-1 (the ‘‘Registration Statement’’) publicly filed on November 13, 2007 (‘‘First Public Filing’’). Amendment No. 1 has been marked to show changes to our Registration Statement in the First Public Filing.

Set forth below are the Company’s responses to the Staff comments provided in a telephone conversation between John Huber of Latham & Watkins LLP and Donna Levy on November 16, 2007 and in the letter from the Staff dated November 16, 2007. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below. The Company has included page numbers to refer to the location within the changed pages where the language addressing a particular comment appears. Kindly note that Amendment No. 1 contains the Company’s preliminary prospectus for its roadshow.

Resident partners: Joseph A. Bevash (US), Patrick J. Flanagan (US), Z. Julie Gao (US), Sabrina Y. T. Maguire (US), John A. Otoshi (US), David Zhang (US)

Securities and Exchange Commission
October 30, 2007

LATHAM & WATKINS LLP

Comments from the Staff Provided over the Telephone on November 16, 2007

1.	In the October comment letter, the Staff had asked for the sources of various reports, e.g. reports of PetroChina, that provided statistical information. In the Company’s October 30th response, the Company provided a chart. The Staff is requesting that the chart be included in the prospectus when the next filing is made.

In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Registration Statement.

2.	The China Economics Yearbook is referenced in the current filing. Is the subscription a nominal amount. If it is not, we need to state the amount in our response.

The China Economic Yearbook can be purchased for RMB380 (approximately US$78) from multiple sources, whether online or in a bookstore. Therefore, it can be purchased for a nominal price.

3.	Delete the mitigating language in the risk factor on page 23 of the F-1 that was filed: ‘‘Although Cayman Islands laws and company policies, such as our code of business conduct and ethics, have provided safeguards against usurping corporate opportunities and conflicts of interest ,we cannot assure you that such laws or policies will not be breached.’’

In response to the Staff’s comment, the Company has removed the mitigating language on page 23 of the Registration Statement.

4.	Placeholder for graphics: Staff needs to see the graphics before clearing filing.

The Company has included the artwork for the inside front cover and the inside back cover in its Registration Statement in the First Public Filing. The same graphics were included in the Registration Statement in Amendment No. 1.

Comments from the Staff in the Comment Letter Dated November 16, 2007

Selected Consolidated Financial Data, page 55

1.	Given that you have disclosure of the 2004 and 2006 transactions in your financial statements and beginning on pages 34 and 36; and since neither has impacted the comparability of your financial statements, you may wish to consider the utility of the footnotes on pages 9, 56 and 57, with respect to understanding the historical data.

In response to the Staff’s comment, the Company has removed the footnotes on pages 9, 57 and 58 of the Registration Statement.

Securities and Exchange Commission
October 30, 2007

LATHAM & WATKINS LLP

Financial Statements

Note 1- Organization and Description of Business, page F-8

2.	We note your disclosures numbered 4, 7, 8, 9 and 10, on pages 37 and 38, as well as pages F-10 and F-11, describing as monetary consideration the values ascribed to the ownership interests in WSP China that Mr. Piao and UMW ACE transferred to FSHL. Given that you describe the various elements of your recapitalization as a ‘‘series of related and anticipated transactions,’’ and because the only substantive monetary exchange appears to have been the $9.5 million paid to UMW ACE in exchange for the 20.4% ownership interest sold to Mr. Piao, further clarification would be helpful. Please modify or expand your disclosures to address the following points.

•	Disclose the purpose of and basis for ascribing the values of $22.7 million and $23.7 million to the 49% and 51% ownership interests; and the reason for executing the $32.2 million interest-free term loan and $14.2 million promissory note, given the substantive objective of an effective exchange of shares.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 38 and Note 1 to the financial statements on page F-11 of the Registration Statement.

•	Clarify that any funds transferred to FSHL by Mr. Piao through EMH were effectively returned to Mr. Piao through Wuxi Huayi, with the exception of the $9.5 million paid to UMW ACE. It should be clear that FSHL was simply a conduit through which Mr. Piao increased his ownership interest.

In response to the Staff’s comment, the Company has revised the disclosure on page 38 and Note 1 to the financial statements on page F-11 of the Registration Statement.

•	Modify the disclosures on page 38 stating ‘‘In order to finance FSHL’s payments to Wuxi Huayi and UMW ACE relating to its acquisition of WSP China... ,’’ and ‘‘EMH issued the exchangeable bonds and secured notes for the purpose of funding the acquisition of WSP China by FSHL,’’ to clarify that Mr. Piao, through EMH, utilized only $9.5 million of those funds to increase his ownership interests in WSP China; and that the conveyance of ownership interests in WSP China to FSHL were otherwise non-monetary, an exchange of equity interests.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Registration Statement.

•	Your disclosure 3 indicates that on August 18, 2006 UMW had only a 30.6% indirect interest in WSP China, but then in disclosures 4 and 5, you explain that UMW ACE agreed to transfer a 51% interest. Please resolve these seemingly conflicting disclosures.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 and Note 1 to the financial statements on page F-11 of the Registration Statement.

Securities and Exchange Commission
October 30, 2007

LATHAM & WATKINS LLP

Note 28 - Subsequent Events, page F-37

3.	Please expand your disclosure (4), regarding your export business to Canada and the alleged dumping and subsidizing of goods, to clarify the extent to which you have accrued a loss or estimated a range of reasonably possible loss. Please also indicate the relative significance of your export business to Canada, and the extent to which it could be impacted by the anti-dumping and countervailing duties if you are unsuccessful in contesting the findings of the Canadian International Trade Tribunal.

In response to the Staff’s comment, the Company has revised the disclosure in Note 28 to the financial statements on page F-39 of the Registration Statement.

4.	We note your disclosure (5) explaining that you issued options on August 24, 2007 for the purchase of 5,206,000 ordinary shares, and that in calculating an aggregate value of $4.3 million you have assumed a fair value of the underlying stock of $3.81 per share. We also see that you have included financial information through September 30, 2007 in a Recent Developments section beginning on page 50. Tell us how the underlying value assumed in your valuation compares to your expected offering price, and explain the reasons for any material differences between these values.

In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 72 of the Registration Statement.

*            *            *

If you have any questions, please contact John Huber at (202) 637-2242 (work) or john.huber@lw.com or the undersigned at (852) 2912-2503 (work) or (852) 2522-7006 (fax) or david.zhang@lw.com.

Very truly yours,
/s/ David T. Zhang David T. Zhang of LATHAM & WATKINS LLP

Enclosures

cc:	Karl Hiller, Securities and Exchange Commission
Nasreen Mohammed, Securities and Exchange Commission
Longhua Piao, Chairman and Chief Executive Officer
Xizhong Xu, Director and Assistant General Manager
Yip Kok Thi, Chief Financial Officer
John Huber, Esq., Latham & Watkins LLP, Washington D.C.
Show-Mao Chen, Esq., Davis Polk & Wardwell, Hong Kong
Eric Phipps, Deloitte Touche Tohmatsu CPA Ltd., Beijing
Deric Chiu, Deloitte Touche Tohmatsu CPA Ltd., Beijing
Doug Barton, National Office, Deloitte Touche Tohmatsu LLP, San Francisco
Joseph B. Ucuzoglu, National Office, Deloitte Touche Tohmatsu LLP, San Francisco